Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	First Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	June 18, 2005	February 26, 2005	February 28, 2004	February 22, 2003	February 23, 2002
	(In thousands, except ratios)
Earnings before income taxes	$144,765	$600,864	$454,880	$408,004	$331,998
Less undistributed earnings of less than fifty percent owned affiliates	2,583	2,587	(15,793)	(16,368)	(13,450)

Earnings before income taxes	147,348	603,451	439,087	391,636	318,548
Interest expense	45,583	137,500	165,581	182,499	194,294
Interest on operating leases	13,453	45,121	44,280	44,864	35,971

Subtotal	206,384	786,072	648,948	618,999	548,813

Total fixed charges	$59,036	$182,621	$209,861	$227,363	$230,265

Ratio of earnings to fixed charges	3.50	4.30	3.09	2.72	2.38